UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 7, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 7, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: October 7, 2015
15-28-TR

Teck Announces Silver Streaming Agreement with Franco-Nevada
Vancouver, B.C. – Teck Resources Limited (“Teck”) (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it and a subsidiary have entered into a long-term streaming agreement with a subsidiary of Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV; NYSE: FNV) linked to production at the Antamina mine. Teck holds a 22.5% interest in Compañía Minera Antamina S.A. (“CMA”) which owns and operates Antamina.
Franco-Nevada will make an upfront payment of US$610 million to Teck and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement. Teck will deliver silver to Franco-Nevada equivalent to 22.5% of payable silver sold by CMA, using a silver payability factor of 90%. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one third. Closing of the transaction is subject to completion of certain corporate matters and customary conditions and is expected to take place in the first half of October.
CMA is not a party to the agreement with Franco Nevada and Teck’s rights as a shareholder of CMA are unaffected by the agreement.
Scotia Capital Inc. is acting as financial advisor to Teck.
About Antamina
Antamina is a large copper and zinc mine located 270 kilometres north of Lima, Peru. In 2014, Antamina produced 344,900 tonnes of copper, 211,000 tonnes of zinc, 3.1 million pounds of molybdenum and 12 million ounces of silver.
The shareholders of CMA are BHP Billiton Plc (33.75%), Glencore plc (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%).

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Cautionary Statement on Forward-Looking Information
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  The forward-looking statements in this news release are based on certain assumptions, including that conditions of closing of the streaming transaction will be satisfied in a timely manner.  Forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results and achievements to differ materially from those expressed or implied in such forward-looking information.  Risks relating to the business and operations of Teck are set forth in the company’s continuous disclosure documents filed under Teck’s profile on SEDAR at www.sedar.com.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com